August 8, 2025

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seneca Bancorp, Inc.
Registration Statement on Form S-1 (Commission File No. 333-288044)
Request for Acceleration of Effective Date

To Whom It May Concern:

Seneca Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to August 12, 2025, at 3:00 p.m., Eastern time, or as soon thereafter as is practicable.

Please contact Benjamin M. Azoff, Esq., of Luse Gorman, PC ((202) 274-2010), if you have any questions concerning this matter.

Sincerely,

/s/ Joseph G. Vitale

Joseph G. Vitale
President and Chief Executive Officer